July 24, 2007 Process Review Summary Regarding: Project Ranger

Introduction This presentation summarizes Morgan Joseph's review of the Project Ranger marketing process to-date as conducted by Wachovia Securities. The information contained herein is based upon: Presentations prepared for the Board of Directors by Wachovia Securities; Several telephone conference calls with representatives from Wachovia Securities who are part of the Project Ranger transaction team; and, Our review of correspondence submitted to the Company or Wachovia Securities by certain prospective acquirors. The following pages present: An overview of the timeline the process has followed since interested parties received the public information concerning the Company as prepared by Wachovia Securities; A summary of the valuation ranges incorporated in the bids received and the various multiples implied by those value ranges; and, A summary of the stock price premiums implied by the valuation ranges incorporated in the bids received.

Process Timeline * Names of potential buyers (other than Vestar Capital Partners) have been replaced with generic references

Bid Valuation Summary = Previous Indication Range = Previous Formal Indication = Current Indication Range = Current Formal Indication * Names of potential buyers (other than Vestar Capital Partners) have been replaced with generic references

Stock Price Premium Summary Ranger Annotated Stock Price Chart 4/5/07 - 4/6/07 4/17/07 6/8/07 6/12/07- 6/14/07 6/18/07 * Names of potential buyers (other than Vestar Capital Partners) have been replaced with generic references